United States
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of

 the Securities Exchange Act of 1934

For the month of March 2013

Commission File Number: 333-159793-01

Telesat HOLDINGS INC.

(Exact name of registrant as specified in its charter)

1601 Telesat Court, Ottawa, Ontario, Canada K1B 5P4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F:

Form 20-F ☑       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☑

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Discussions to Re-Price and Amend the Existing Credit Agreement

On March 15, 2013, Telesat Holdings Inc. (“Telesat”) announced that it has entered into discussions to amend its existing credit agreement, dated March 28, 2012 (the “Credit Agreement”), among its wholly-owned subsidiaries, Telesat Canada and Telesat LLC, as borrowers (the “Borrowers”), JP Morgan Chase Bank, N.A., as administrative agent, and the other financial institutions party thereto.  Telesat is seeking the amendment to re-price its US$1.725 billion and CND$175 million Term Loan B facilities under the Credit Agreement and to make certain other amendments thereto.  Telesat expects to complete the re-pricing and amendment during the second fiscal quarter of 2013.  As of December 31, 2012, the Borrowers had approximately US$1.716 billion and approximately CND$174.1 million outstanding under the Term Loan B facilities.

Forward-Looking Statements Safe Harbor

This news release contains statements that are not based on historical fact and are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. When used in this news release, the words “seeking”, “expects” or other variations of those words or other similar expressions are intended to identify forward-looking statements and information. Actual results may differ materially from the expectations expressed or implied in the forward-looking statements as a result of known and unknown risks and uncertainties. Detailed information about some of Telesat’s known risks and uncertainties is included in the “Risk Factors” section of Telesat’s Annual Report for the fiscal year ended December 31, 2012, initially filed with the United States Securities and Exchange Commission (the “SEC”) on February 21, 2013 and amended on February 26, 2013, as well as Telesat’s quarterly reports on Form 6-K and other filings with the SEC. This filing can be obtained on the SEC’s website at http://www.sec.gov. Known risks and uncertainties include but are not limited to: risks associated with operating satellites and providing satellite services, including satellite construction or launch delays, launch failures, in-orbit failures or impaired satellite performance, volatility in exchange rates and risks associated with domestic and foreign government regulation. The foregoing list of important factors is not exhaustive.  The information contained in this news release reflects Telesat’s beliefs, assumptions, intentions, plans and expectations as of the date of this news release. Except as required by law, Telesat disclaims any obligation or undertaking to update or revise the information herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESAT HOLDINGS INC.
(Registrant)

March 15, 2013                                                           By:  /s/ Christopher S. DiFrancesco

Name: Christopher S. DiFrancesco

Title:    Vice President, General Counsel and Secretary